Ahold publishes 2004
Annual Report and
Agenda for Annual
General Meeting of
Shareholders


Zaandam, The Netherlands, April 14, 2005 - Ahold today published its 2004 Annual Report in English and Dutch. The report is available in print and online at www.ahold.com. We intend to file our Annual Report on Form 20-F with the United States Securities and Exchange Commission during the course of the U.S. business day today.

We also published today the agenda for the Annual General Meeting of Shareholders (AGM). This agenda is available in print and online at www.ahold.com. The meeting will be held on May 18, 2005 in the Lucent Danstheater, Dr. Anton Philipszaal, Spuiplein 150, 2511 DG Den Haag, The Netherlands, and will start at 10:00 am CET. The agenda includes the adoption of the 2004 financial statements and the proposed appointment of four new members to the Supervisory Board, effective May 18, 2005.

2004 Annual Report

The 2004 Annual Report contains the audited consolidated financial statements for 2004. Compared to the 2004 results release of March 29, 2005, we have made a change relating to the divestment of our BI-LO/Bruno's Arena, resulting in a EUR 7 million decrease in the company's net loss from that previously announced and a corresponding increase in shareholders' equity. In the audited consolidated financial statements for 2004, we also reclassified certain expenses from general and administrative expenses to goodwill and intangible asset amortization, which had no impact on the company's net loss or shareholders' equity.

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www.ahold.com
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The 2004 Annual Report also includes certain US GAAP information. Net income for
2004 under US GAAP was EUR 110 million versus a net loss of EUR 436 million under Dutch GAAP. As indicated in the March 29 press release, this more favorable US GAAP result mainly is a consequence of differences in the accounting for divestments and the ICA put transaction under US GAAP versus
Dutch GAAP. In the 2004 Annual Report, we restated net loss and shareholders' equity under US GAAP for 2003 and 2002 to correct certain unintentional accounting errors we identified after the issuance of our 2003 financial statements. As a consequence, our net loss for 2003 decreased by EUR 58 million and our net loss for 2002 increased by EUR 17 million. A description of the principal differences between US GAAP and Dutch GAAP relevant to us and information about the restatement of the US GAAP comparative information for 2003 and 2002 can be found in Note 31 to the consolidated financial statements contained in the 2004 Annual Report.

In 2004, we have made further improvements to our internal controls. We have two material weaknesses with respect to our internal controls and we have taken steps to address and compensate for these. More information on internal controls can be found in the Corporate Governance section of the 2004 Annual Report.

Proposed new members to the Supervisory Board

The following persons are proposed as new members to the Supervisory Board.

Mr. D.C. Doijer
Derk Doijer was born on October 9, 1949 and is a Dutch national. He is a business executive by profession. He was a member of the Executive Board of Directors of SHV Holdings N.V. and prior to that he held several executive positions in the Netherlands and South America. He is a member of the Investment Committee of NPM Capital N.V. and a member of the Supervisory Board of Corio N.V. He holds no shares in Ahold.

Ms. Myra Hart PhD
Professor Myra Hart was born on August 5, 1940 and is a US national. She is an academic (professor of entrepreneurship) by profession. She holds the MBA Class of 1961 Chair of Entrepreneurship at Harvard Business School. Prior to joining Harvard in 1995, Dr. Hart was on the founding team of Staples the Office Superstore, serving as Vice President of Growth and Development from launch through initial public offering. She is a member of the Board of Office Depot, Nina McLemore and eCornell. She is a trustee of Cornell University, a director of the Center for Women's Business Research and a member of the Committee of
200. She holds no shares in Ahold.

Mr. B. Hoogendoorn
Benno Hoogendoorn was born on May 21, 1945 and is a Dutch national. He was Co-President and CEO of Mars, Inc. Prior to that he held several general management and executive positions in Europe. He is an advisor to the Board of Mars, Inc. and a member of its Audit Committee and Remuneration Committee. Mr. Hoogendoorn holds no shares in Ahold.

Ms. S.M. Shern
Stephanie Shern was born on January 7, 1948 and is a US national. She was with Ernst & Young for over 30 years, most recently as Vice Chairman and Global Director of Retail and Consumer Products and a member of Ernst & Young's Board and Management Committee. She is a member of the Board and Chair of the Audit Committee of Game Stop, Nextel Communications, Scotts Lawn and Garden and The Vitamin Shoppe and a member of the Governance Committee of Nextel Communications. She is a member of the Advisory Board of Pennsylvania State
University: School of Business. She holds no shares in Ahold.

The proposed appointments are for a term ending on the day of the Annual General Meeting of Shareholders, to be held in the fourth year after the year of appointment. The curricula vitae of each of the proposed members are available for inspection at our offices and the offices of ABN AMRO Bank N.V. in Amsterdam.

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The Ahold Supervisory Board currently consists of:
o Rene Dahan (Chairman, formerly Executive Vice-President and Director ExxonMobil);
o    Jan Hommen (Vice-Chairman, CFO Philips);
o    Dr. Cynthia Schneider (formerly U.S. ambassador to the Netherlands);
o    Lodewijk de Vink (formerly Chairman Warner-Lambert Company);
o    Karel Vuursteen (formerly Chairman Heineken N.V.);
o    Karen de Segundo (formerly CEO Shell Renewables and President Shell
     Hydrogen).

Dr. Schneider and Messrs. De Vink and Vuursteen will step down as Supervisory Board members at the AGM on May 18, 2005.

"The proposed members fit very well in the profile for the Supervisory Board. They bring the kind of experience and expertise that should greatly contribute to the general competence and effectiveness of the Supervisory Board," Mr. Dahan said in a comment.

Divestments

As part of our divestment program, we have decided to divest our 50% stake in our Spanish winery joint venture Bodegas Williams & Humbert, S.A. Consequently, we are currently in negotiations to sell our stake to Jose Medina y Cia S.A., which holds the remaining 50% stake.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the expected timing for the filing of the 2004 Annual Report on Form 20-F, the expected time, date and place of the Annual General Meeting of Shareholders (AGM), the proposed adoption of the 2004 financial statements, the proposed appointments of four new members to the Supervisory Board and the expected divesture of Ahold's 50% stake in Bodegas Williams & Humbert, S.A. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, unexpected delays in filing the 2004 Annual Report on Form 20-F, unanticipated events preventing the holding of the AGM as scheduled, unexpected actions of the shareholders such that one or more of the proposed new members of the Supervisory Board are not appointed, any inability to reach an agreement acceptable to Ahold for the divestment of Bodegas Williams & Humbert, S.A., any inability to satisfy any closing conditions to such divestment and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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